                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                              Vertrue Incorporated
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    92534N101
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 20, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 27 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 2 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  179,601
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             179,601
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    179,601
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 3 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  269,401
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             269,401
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    269,401
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 4 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG AMBROSE MASTER FUND, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  513,144
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             513,144
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    513,144
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 5 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ADMIRAL ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  436,570
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             436,570
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    436,570
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 6 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  962,146
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             962,146
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    962,146
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 7 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  962,146
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             962,146
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    962,146
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 8 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                  962,146
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                             962,146
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    962,146
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 9 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                  962,146
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                             962,146
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    962,146
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 10 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                  962,146
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                             962,146
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    962,146
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 11 of 27 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                  962,146
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                             962,146
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    962,146
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 12 of 27 Pages
----------------------                                    ----------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

      Item 2 is hereby amended and restated to read as follows:

Item 2.     IDENTITY AND BACKGROUND.

      (a) This statement is filed by:

            (i)   Parche,  LLC, a Delaware limited liability company ("Parche"), with respect to the Shares directly and beneficially  owned by it;

            (ii)  Starboard  Value and  Opportunity  Master Fund Ltd.,  a Cayman
                  Islands  exempted company  ("Starboard"),  with respect to the
                  Shares directly and beneficially owned by it;

            (iii) RCG Ambrose  Master  Fund,  Ltd.,  a Cayman  Islands  exempted company ("RCG  Ambrose"),  with respect to the Shares directly and beneficially owned by it;

            (iv)  Admiral  Advisors,  LLC, a Delaware limited  liability company
                  ("Admiral Advisors"),  who serves as the investment manager of
                  Starboard and the managing member of Parche;

            (v)   Ramius Capital Group,  L.L.C.,  a Delaware  limited  liability company  ("Ramius  Capital"),  who  serves  as the  investment manager  of RCG  Ambrose  and as the sole  member  of  Admiral
                  Advisors;

            (vi)  C4S &  Co.,  L.L.C.,  a  Delaware  limited  liability  company
                  ("C4S"), who serves as managing member of Ramius Capital;

            (vii) Peter  A.  Cohen  ("Mr.  Cohen"),  who  serves  as  one of the managing members of C4S;

            (viii) Morgan  B.  Stark  ("Mr.  Stark"),  who  serves as one of the managing members of C4S;

            (ix)  Thomas W. Strauss  ("Mr.  Strauss"),  who serves as one of the managing members of C4S; and

            (x)   Jeffrey M. Solomon ("Mr.  Solomon"),  who serves as one of the managing members of C4S;

            Each of the  foregoing  is referred to as a  "Reporting  Person" and collectively as the "Reporting  Persons." Each of the Reporting Persons is party

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 13 of 27 Pages
----------------------                                    ----------------------

to  that  certain  Joint  Filing  Agreement,  as  further  described  in Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            (b) The address of the principal  office of each of Parche,  Admiral
Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon
is 666 Third Avenue, 26th Floor, New York, New York 10017.

            The address of the  principal  office of each of  Starboard  and RCG
Ambrose is c/o Citco Fund Services (Cayman Islands)  Limited,  Corporate Center,
West Bay Road, Grand Cayman,  Cayman Islands,  British West Indies. The officers and directors of Starboard and RCG Ambrose and their  principal  occupations and business  addresses are set forth on Schedule B and incorporated by reference in this Item 2.

            (c) The  principal  business  of each of  Starboard,  Parche and RCG
Ambrose is serving as a private  investment  fund.  Each of Starboard and Parche has been formed for the purpose of making equity  investments  and, on occasion, taking an active  role in the  management  of  portfolio  companies  in order to enhance  shareholder value. The principal business of Admiral Advisors is acting as the investment manager of Starboard and the managing member of Parche. Ramius
Capital is engaged in money  management  and  investment  advisory  services for third parties and proprietary accounts.  C4S serves as managing member of Ramius
Capital.  Mr. Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of C4S.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs.  Cohen, Stark,  Strauss, and Solomon are citizens of the
United States of America.

      The first  paragraph  of Item 3 is hereby  amended and restated to read as follows:

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares  purchased  by Parche,  Starboard  and RCG  Ambrose  were purchased  with the working  capital of such  entities  (which may, at any given time,  include  margin loans made by brokerage  firms in the ordinary  course of business).  The aggregate purchase cost of the 962,146 Shares beneficially owned in  the  aggregate  by  the  Reporting  Persons  is  approximately  $46,587,791, including brokerage commissions.

            On June  20,  2007,  Parche,  Starboard  and RCG  Ambrose  purchased
69,963,  256,969 and 84,068 Shares  (collectively,  the  "Transaction  Shares"), respectively,  at a price per Share of $48.75, for an aggregate purchase cost of
$20,036,250 in a privately negotiated transaction.

            Each such  transaction  with respect to the  Transaction  Shares was consummated  pursuant  to the terms of a Stock  Purchase  Agreement,  as further defined and described in Item 6.

      Items 5(a), (b), (c) are hereby amended to read as follows:

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 14 of 27 Pages
----------------------                                    ----------------------

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon  9,764,505  Shares  outstanding,  as of June 7, 2007, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Definitive  Proxy  Statement  on Schedule  14A,  filed with the  Securities  and
Exchange Commission on June 12, 2007.

A. Parche

      (a)   As of the date of this  filing,  Parche  beneficially  owns  179,601
            Shares.

            Percentage: 1.8% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 179,601
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 179,601
            4. Shared power to dispose or direct the disposition: 0

      (c)   The  transactions  in the  Shares  by  Parche  since  the  filing of
            Schedule  13D are set forth in  Schedule A and are  incorporated  by reference. All transactions were effected in the open market, except as otherwise noted.
B.    Starboard

      (a)   As of the date of this filing,  Starboard  beneficially owns 269,401
            Shares.

            Percentage: 2.8% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 269,401
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 269,401
            4. Shared power to dispose or direct the disposition: 0

      (c)   The  transactions  in the  Shares by  Starboard  since the filing of
            Schedule  13D are set forth in  Schedule A and are  incorporated  by reference. All transactions were effected in the open market, except as otherwise noted.

C.    RCG Ambrose

      (a)   As of the date of this filing, RGC Ambrose beneficially owns 513,144
            Shares.

            Percentage: 5.3% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 513,144
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 513,144
            4. Shared power to dispose or direct the disposition: 0

      (c)   The  transactions  in the Shares by RCG Ambrose  since the filing of
            Schedule  13D are set forth in  Schedule A and are  incorporated  by reference. All transactions were effected in the open market, except as otherwise noted.

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 15 of 27 Pages
----------------------                                    ----------------------

D.    Admiral Advisors

      (a)   As of the date of this filing,  as managing member of Parche and the investment manager of Starboard,  Admiral Advisors may be deemed the beneficial  owner of (i)  179,601  Shares  owned by Parche  and (ii)
            269,401 Shares owned by Starboard.

            Percentage: 4.5% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 436,570
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 436,570
            4. Shared power to dispose or direct the disposition: 0

      (c)   Admiral  Advisors did not enter into any  transactions in the Shares since the filing of Schedule  13D.  The  transactions  in the Shares since the filing of Schedule  13D on behalf of Parche and  Starboard are set forth in Schedule A and are  incorporated by reference.  All transactions  were effected in the open market,  except as otherwise noted.

E.    Ramius Capital

      (a)   As of the  date  of this  filing,  as the  sole  member  of  Admiral
            Advisors and investment  manager of RCG Ambrose,  Ramius Capital may be  deemed  the  beneficial  owner of (i)  179,601  Shares  owned by
            Parche,  (ii) 269,401  Shares owned by Starboard  and (iii)  513,144
            Shares owned by RCG Ambrose.

            Percentage: 9.9% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 962,146
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 962,146
            4. Shared power to dispose or direct the disposition: 0

      (c)   Ramius  Capital  did not enter into any  transactions  in the Shares since the filing of Schedule  13D.  The  transactions  in the Shares since the filing of Schedule 13D on behalf of Parche,  Starboard and
            RCG  Ambrose  are set forth in  Schedule A and are  incorporated  by reference. All transactions were effected in the open market, except as otherwise noted.

F. C4S

      (a)   As of the date of this  filing,  as the  managing  member  of Ramius
            Capital,  C4S may be  deemed  the  beneficial  owner of (i)  179,601
            Shares owned by Parche,  (ii) 269,401  Shares owned by Starboard and
            (iii) 513,144 Shares owned by RCG Ambrose.

            Percentage: 9.9% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 962,146
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 962,146
            4. Shared power to dispose or direct the disposition: 0

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 16 of 27 Pages
----------------------                                    ----------------------

      (c)   C4S did not enter  into any  transactions  in the  Shares  since the filing of Schedule  13D.  The  transactions  in the Shares since the filing  of  Schedule  13D on  behalf of  Parche,  Starboard  and RCG
            Ambrose  are  set  forth  in  Schedule  A and  are  incorporated  by reference. All transactions were effected in the open market, except as otherwise noted.

G. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a)   As of the date of this filing,  as the managing members of C4S, each of Mr. Cohen,  Mr. Stark,  Mr. Strauss and Mr. Solomon may be deemed the  beneficial  owner of (i) 179,601  Shares owned by Parche,  (ii)
            269,401  Shares owned by Starboard and (iii) 513,144 Shares owned by
            RCG Ambrose.

            Percentage: 9.9% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 962,146
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 962,146

      (c)   None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any  transactions  in the Shares  since the filing of  Schedule
            13D. The transactions in the Shares since the filing of Schedule 13D on behalf of  Parche,  Starboard  and RCG  Ambrose  are set forth in
            Schedule A and are incorporated by reference.  All transactions were effected in the open market, except as otherwise noted.

      Item 6 is hereby amended and restated as follows:

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On June 21, 2007, Parche,  Starboard, RCG Ambrose, Admiral Advisors,
Ramius  Capital,  C4S,  Mr.  Cohen,  Mr.  Solomon,  Mr.  Stark  and Mr.  Strauss
(collectively,  the "Group")  entered into a Joint Filing  Agreement (the "Joint
Filing  Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the
Issuer to the extent required by applicable  law. The Joint Filing  Agreement is attached as Exhibit 3 hereto and is incorporated herein by reference.

            On June 20, 2007,  Parche,  Starboard and RCG Ambrose entered into a stock  purchase  agreement  with Thomas W. Smith and Scott J.  Vassalluzzo  (the
"Stock  Purchase  Agreement").  Pursuant  to the  terms  of the  Stock  Purchase
Agreement,  Parche,  Starboard  and RCG Ambrose  agreed to purchase from Messrs.
Smith and Vassalluzzo  and/or certain  accounts  managed by them (the "Sellers")
the Transaction  Shares at a price per Share of $48.75.  In addition,  under the terms of the  Stock  Purchase  Agreement,  the  Sellers  agreed to appear at any meeting of the Issuer's  stockholders for which any Seller is a record holder of the Transaction  Shares (or otherwise cause the Transaction Shares to be counted as present at any such meeting for purposes of establishing a quorum) and agreed to vote the Transaction  Shares as the Reporting  Persons may direct in writing, in respect of (i) the  Agreement  and Plan of Merger  (the  "Merger  Agreement")

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 17 of 27 Pages
----------------------                                    ----------------------

between the Issuer and Velo Holdings Inc. and Velo Acquisition  Inc.  (including any revised or amended  Merger  Agreement  approved by the board of directors of the  Issuer),  (ii) any  agreement  or  transaction  relating to an  Acquisition
Proposal (as defined in the Merger  Agreement) or transaction or occurrence that if proposed and offered to the Issuer or its stockholders (or any of them) would constitute an Acquisition  Proposal,  any  extraordinary  corporate  transaction
(other  than the  Merger),  or any  amendment  of the  Issuer's  Certificate  of
Incorporation or Bylaws or other proposal,  action or transaction  involving the
Issuer or any of the Issuer  subsidiaries or any of its  stockholders  and (iii)
any other  matter that may be presented  to the  stockholders  of the Issuer for which the  Sellers  are the record  holders of the  Shares.  A copy of the Stock
Purchase Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.

            Other than as described  herein with regard to the  agreement of the
Sellers  to vote the  Transaction  Shares at the  direction  of  certain  of the
Reporting  Persons,  there are no  contracts,  arrangements,  understandings  or relationships  among the Reporting Persons, or between the Reporting Persons and any other person,  with respect to the  securities of the Issuer.  The Reporting
Persons disclaim membership in a "Group" (within the meaning of Section 13(d)(3)
of the  Securities  Exchange  Act of 1934,  as amended)  with the Sellers or any other person.

      Item 7 is hereby amended to add the following exhibits:

            3. Joint  Filing  Agreement  by and  among  Parche,  Starboard,  RCG
               Ambrose,  Admiral Advisors,  Ramius Capital,  C4S, Mr. Cohen, Mr.
               Solomon, Mr. Stark and Mr. Strauss, dated June 21, 2007.

            4. Stock Purchase  Agreement  dated as of June 20, 2007 by and among
               Parche, Starboard and RCG Ambrose, on the one hand, and Thomas W.
               Smith and Scott J. Vassalluzzo on the other hand.

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 18 of 27 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2007

PARCHE, LLC                            ADMIRAL ADVISORS, LLC

By: Admiral Advisors, LLC, its         By: Ramius Capital Group, L.L.C.,
    managing member                        its sole member

STARBOARD VALUE AND OPPORTUNITY        RAMIUS CAPITAL GROUP, L.L.C.
MASTER FUND LTD.                       By: C4S & Co., L.L.C.,
                                           as managing member
By: Admiral Advisors, LLC, its
investment manager                     C4S & CO., L.L.C.

RCG AMBROSE MASTER FUND, LTD.

By: Ramius Capital Group, L.L.C.,
its investment manager

                           By: /s/ Jeffrey M. Solomon
                               ---------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

/s/ Jeffrey M. Solomon
----------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 19 of 27 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

           TRANSACTIONS IN THE SHARES SINCE THE FILING OF SCHEDULE 13D

  Shares of Common Stock           Price Per                  Date of
    Purchased / (Sold)              Share($)              Purchase / Sale
    ------------------              --------              ---------------

                                   PARCHE, LLC

           1,749                    48.1903                  06/13/07
           3,408                    48.4000                  06/15/07
          69,963*                   48.7500                  06/20/07

               STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

          12,432                    48.4000                  06/15/07
         256,969*                   48.7500                  06/20/07

                          RCG AMBROSE MASTER FUND, LTD.

           6,997                    48.1903                  06/13/07
           4,160                    48.4000                  06/15/07
          84,068*                   48.7500                  06/20/07

----------------
* Denotes Shares acquired in a privately negotiated transaction.

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 20 of 27 Pages
----------------------                                    ----------------------

SCHEDULE B

   DIRECTORS AND OFFICERS OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

Name and Position           Principal Occupation        Principal Business Address
-----------------           --------------------        --------------------------

Mark Mitchell               Partner of Ramius Capital   666 Third Avenue
Director                    Group, L.L.C.               26th Floor
                                                        New York, New York 10017

Jeffrey M. Solomon          Managing Member of C4S &    666 Third Avenue
Director                    Co., L.L.C., which is the   26th Floor
                            Managing Member of Ramius   New York, New York 10017
                               Capital Group, L.L.C.

CFS Company Ltd.            Nominee Company registered  c/o Citco Fund Services
Director                    with Cayman Islands         (Cayman Islands) Limited
                            Monetary Authority and is   Corporate Center
                            affiliated with             West Bay Road
                            Administrator of the Fund   Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

CSS Corporation Ltd.        Affiliate of the            c/o Citco Fund Services
Secretary                   Administrator of the Fund   (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 21 of 27 Pages
----------------------                                    ----------------------

             DIRECTORS AND OFFICERS OF RCG AMBROSE MASTER FUND, LTD.

Name and Position           Principal Occupation        Principal Business Address
-----------------           --------------------        --------------------------

Mark Mitchell               Partner of Ramius Capital   666 Third Avenue
Director                    Group, L.L.C.               26th Floor
                                                        New York, New York 10017

Morgan B. Stark             Managing Member of C4S &    666 Third Avenue
Director                    Co., L.L.C., which is the   26th Floor
                            Managing Member of Ramius   New York, New York 10017
                            Capital Group, L.L.C.

CFS Company Ltd.            Nominee Company registered  c/o Citco Fund Services
Director                    with Cayman Islands         (Cayman Islands) Limited
                            Monetary Authority and is   Corporate Center
                            affiliated with             West Bay Road
                            Administrator of the Fund   Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

CSS Corporation Ltd.        Affiliate of the            c/o Citco Fund Services
Secretary                   Administrator of the Fund   (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 22 of 27 Pages
----------------------                                    ----------------------

EXHIBIT INDEX

      Exhibit                                                      Page
      -------                                                      ----

3.    Joint Filing Agreement by and among Parche,
      Starboard, RCG Ambrose, Admiral Advisors, Ramius
      Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark
      and Mr. Strauss, dated June 21, 2007.                         23

4.    Stock Purchase Agreement dated as of June 20, 2007
      by and among Parche, Starboard and RCG Ambrose, on
      the one hand, and Thomas W. Smith and Scott J.
      Vassalluzzo on the other hand.                             24 - 27

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 23 of 27 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them  of  Amendment  No.  1 to  Schedule  13D  (including  amendments thereto)  with respect to the Common Stock of Vertrue  Incorporated.  This Joint
Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: June 21, 2007

PARCHE, LLC                            ADMIRAL ADVISORS, LLC

By: Admiral Advisors, LLC, its         By: Ramius Capital Group, L.L.C.,
    managing member                        its sole member

STARBOARD VALUE AND OPPORTUNITY        RAMIUS CAPITAL GROUP, L.L.C.
MASTER FUND LTD.                       By: C4S & Co., L.L.C.,
                                           as managing member
By: Admiral Advisors, LLC, its
investment manager                     C4S & CO., L.L.C.

RCG AMBROSE MASTER FUND, LTD.

By: Ramius Capital Group, L.L.C.,
its investment manager

                           By: /s/ Jeffrey M. Solomon
                               ---------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

/s/ Jeffrey M. Solomon
----------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 24 of 27 Pages
----------------------                                    ----------------------

                          RAMIUS CAPITAL GROUP, L.L.C.
                          666 THIRD AVENUE, 26TH FLOOR
                            NEW YORK, NEW YORK 10017

                                  June 20, 2007

Thomas W. Smith
Scott J. Vassalluzzo
323 Railroad Avenue
Greenwich, CT 06830

Gentlemen:

            This Letter Agreement  confirms the (i) agreement by Starboard Value and Opportunity  Master Fund Ltd.  ("Starboard"),  RCG Ambrose Master Fund, Ltd.
("RCG Ambrose") and Parche,  LLC ("PARCHE",  and together with Starboard and RCG
Ambrose,  the "Purchasers",  and each a "Purchaser") to purchase an aggregate of
411,000  shares (the  "Shares") of common  stock,  par value $.01 per share (the
"Common Stock") of Vertrue Incorporated,  a Delaware corporation (the "Company")
(CUSIP  #  92534N101)   from  you  and/or  certain   accounts   managed  by  you
(collectively,  the "Sellers") for a fixed price of $48.75 per Share,  resulting in an aggregate purchase price of $20,036,250.00,  and (ii) the agreement by you to sell for the account  and on behalf of Sellers  the Shares to the  Purchasers for such price, in each case subject to the terms and conditions hereof.

      1. CLOSING. The transfer, purchase and sale of the Shares shall take place on the date hereof (which time and date are  designated as the "CLOSING" and the
"CLOSING  DATE").  The aggregate  purchase price for the Shares shall be paid by wire  transfer by the  Purchasers  on the Closing  Date to such  accounts as you shall have  specified in writing and you shall deliver to the Purchasers (or the
Purchasers' agent) a letter of instruction  addressed to Sellers' brokerage firm instructing  such brokerage firm to cause the electronic  delivery of the Shares held in street name and  purchased  from  Sellers  pursuant  hereto  through the
Depository  Trust Company ("DTC") to a DTC account  designated in writing by the
Purchasers.

      2. REPRESENTATIONS AND WARRANTIES.

            (a) The  Purchasers  jointly and severally  represent and warrant to you, and you  represent and warrant to the  Purchasers,  that such party is duly authorized to execute,  deliver and perform its  obligations  hereunder and that such  execution,  delivery and  performance do not and will not conflict with or constitute a breach of any law,  regulation  or contract  binding on such party.
The  Purchasers  represent  and warrant that they have all  necessary  power and authority to purchase the Shares and fulfill all the  obligations  of Purchasers contemplated by this Agreement,  and that the Purchasers presently have and will have at the time of  Closing  sufficient  funds to pay the full  cash  aggregate purchase price.  You represent and warrant that you have all necessary power and

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 25 of 27 Pages
----------------------                                    ----------------------

authority  to act on behalf of and to bind the  Sellers  to sell the  Shares and fulfill all the obligations of Sellers contemplated by this Agreement.

            (b) You  represent  that the  Sellers own all of the Shares free and clear of any  lien,  claim or other  encumbrance,  except  for any that  will be released or satisfied  upon the sale to the  Purchasers  hereunder.  You further represent  that the  Shares  are not  "restricted  securities"  (as that term is defined in Rule 144  promulgated  under the Securities Act of 1933) and that the
Shares are freely tradable by the Sellers.

      3. VOTING AGREEMENT.

            (a) AGREEMENT TO VOTE.  Effective on the date hereof, you agree that at any meeting of the  stockholders  of the  Company (a  "COMPANY  STOCKHOLDERS'
MEETING"),  for which a Seller is a record  holder of any of the  Shares  and at every adjournment or postponement  thereof,  or in any other  circumstances upon which a vote,  consent,  or other  approval  (including  by written  consent) is sought, the Sellers shall--

                 (i) when a meeting is held, appear at such meeting or otherwise cause  the  Shares  to be  counted  as  present  thereat  for  purposes  of establishing a quorum,

                 (ii) vote,  or execute  consents in respect of the  Shares,  or cause  the  Shares to be voted,  or  consents  to be  executed  in  respect thereof,  in  respect  of the  Agreement  and Plan of Merger  (the  "Merger
     Agreement") between the Company and Velo Holdings Inc. and Velo Acquisition
     Inc.  (including  any revised or amended Merger  Agreement  approved by the board of  directors  of the  Company),  as the  Purchasers  may  direct  in writing, and

                 (iii) vote, or execute  consents in respect of the Shares to be voted, or consents to be executed in respect thereof, as the Purchasers may direct in writing, in respect of (A) any agreement or transaction  relating to an  Acquisition  Proposal  (as  defined  in  the  Merger  Agreement)  or transaction  or  occurrence  that if proposed and offered to the Company or its stockholders (or any of them) would constitute an Acquisition  Proposal or (B) any extraordinary  corporate transaction (other than the Merger), or any amendment of the Company's  Certificate of  Incorporation  or Bylaws or
     other proposal,  action or transaction  involving the Company or any of the
     Company Subsidiaries or any of its stockholders, and

                 (iv) vote,  or execute  consents in respect of the Shares to be voted, or consents to be executed in respect thereof, as the Purchasers may direct in writing,  in respect of any other matter that may be presented to the  stockholders  of the  Company  for which the  Sellers  are the  record holders of the Shares.

            (b)  APPOINTMENT OF PROXY.  You hereby  irrevocably  (to the fullest extent  permitted by law)  constitute and appoint Mark Mitchell,  Stephen Raneri and Jeffrey M. Solomon,  each of them  individually,  as the Sellers'  proxy and attorney-in-fact,  with full power of substitution and resubstitution,  to cause the Shares to be counted as present at any such Company  Stockholders'  Meetings

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 26 of 27 Pages
----------------------                                    ----------------------

and to vote the Shares at any Company Stockholders' Meeting, however called, and to execute  consents  in respect of the Shares as and to the extent  provided in
Section (a) hereof.

            (c)  REVOCATION OF OTHER  PROXIES.  You  represent  that any proxies heretofore  given in respect of the Shares,  if any, are  revocable,  and hereby revoke all other  proxies and powers of attorney with respect to the Shares that the Sellers may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be granted.

            (d) PROXY  IRREVOCABLE.  You acknowledge that Purchasers are relying on this Agreement in purchasing the Shares. ACCORDINGLY, THIS PROXY AND POWER OF
ATTORNEY IS  IRREVOCABLE  (TO THE FULLEST  EXTENT  PERMITTED BY LAW) AND COUPLED
WITH AN  INTEREST.  Except as  otherwise  required  by law in the case of Shares beneficially  owned by Sellers who are natural persons (other than  yourselves), this  irrevocable  proxy shall not be terminated by any act of the Sellers or by operation of law,  whether by the death or  incapacity  of the Sellers or by the occurrence  of any  other  event or  events  (including,  without  limiting  the foregoing,  the  termination  of any trust or estate for which  either of you is acting as a fiduciary or  fiduciaries  or the  dissolution or liquidation of any corporation or partnership).  If after the execution hereof any Seller should be dissolved or liquidated,  actions taken by the Purchasers  hereunder shall be as valid as if such  dissolution,  liquidation  or other  event or  events  had not occurred,  regardless of whether or not the Purchasers  have received any notice of such dissolution, liquidation or other event.

            (e) NO TRANSFER OF RIGHTS. The Sellers shall not: (i) enter into any tender, voting, or other such agreement,  or grant any proxy,  power-of-attorney or other  authorization  or consent with  respect to any of the Shares;  or (ii)
take any other action that would in any way  restrict,  limit or interfere  with the performance of its obligations  hereunder or the  transactions  contemplated hereby  or  make  any  representation  or  warranty  of the  Sellers  untrue  or incorrect.  Except as contemplated by this Agreement, the Sellers will not enter into any voting or other  agreement or grant any power of attorney  with respect to the Shares, or take any action that is inconsistent with this Agreement.

            If the foregoing  accurately  states our agreement,  please sign and return a copy  hereof,  at which  time  this  will  become  a  mutually  binding agreement.

                              Very truly yours,

                              PARCHE, LLC

                              By: Admiral Advisors, LLC, its managing member

                              STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

                              By: Admiral Advisors, LLC, its Investment
                              manager

                              By: /s/ Jeffrey M. Solomon
                                  --------------------------------------------
                              Name:  Jeffrey M. Solomon
                              Title:  Authorized Signatory

----------------------                                    ----------------------
CUSIP No. 92534N101                   13D                    Page 27 of 27 Pages
----------------------                                    ----------------------

                              RCG AMBROSE MASTER FUND, LTD.

                              By: Ramius Capital Group, L.L.C.,
                              its investment manager

                              By:  /s/ Jeffrey M. Solomon
                                   ---------------------------------------------
                              Name:  Jeffrey M. Solomon
                              Title:  Authorized Signatory

/s/ Thomas W. Smith
-----------------------------
Thomas W. Smith

/s/ Scott J. Vassalluzzo
-----------------------------
Scott J. Vassalluzzo